

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 19, 2012

Via Email
Mr. George W. LeMaitre
Chief Executive Officer
Lemaitre Vascular, Inc.
63 Second Avenue
Burlington, Massachusetts 01803

> **Re:** **Lemaitre Vascular, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 27, 2012**
> **File No. 001-33092**

Dear Mr. LeMaitre:

We have reviewed your response letter dated October 9, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Index to Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 13. Segment and Enterprise-wide Disclosures, page F-30

1.   We note your response to prior comment 4. We note from your response that no country other than the United States (reported in LeMaitre Vascular, Inc.) and Germany (reported

Mr. George W. LeMaitre
Lemaitre Vascular, Inc.
October 19, 2012
Page 2

     in LeMaitre Vascular GmbH) represent more than 4% of your 2011 revenues. However, it is unclear from your current disclosure how much of your external revenues from the United States are reported within your LeMaitre Vascular, Inc. subsidiary and external revenues from Germany are reported within your LeMaitre Vascular GmbH subsidiary since both of these subsidiaries sell to other countries. As previously requested, please revise your future filings to disclose the revenues from external customers attributed to your country of domicile as well as the revenues from external customers attributed to an individual foreign country such as Germany, to the extent material. Refer to the guidance in paragraph 280-10-50-41(a) of FASB Accounting Standards Codification.

     You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

          Sincerely,

          /s/ Lynn Dicker for

          Kevin L. Vaughn
          Accounting Branch Chief